Exhibit 99.3

May 14, 2024

730 Fountain Street North

Building 3

Cambridge, Ontario

N3H 4R7

Dear Sirs/Mesdames:

Re: New Gold Inc. – Registration Statement on Form F-10

We refer to the prospectus supplement dated May 13, 2024 (the “Prospectus Supplement”) to the short form base shelf prospectus dated May 13, 2024, forming part of the registration statement on Form F-10 (Registration No. 333-279369) dated May 13, 2024 (the “Registration Statement”) of New Gold Inc. We hereby consent to the use of our firm name on the inside cover page of the Prospectus Supplement and under the heading “Legal Matters” and consent to the use of our opinion under the heading “Certain Canadian Federal Income Tax Considerations”.

In giving such consent we do not hereby admit that we are in the category of persons whose consent is required by the United States Securities Act 1933, as amended or the rules and regulations promulgated thereunder.

Sincerely,

/s/ Borden Ladner Gervais LLP
Borden Ladner Gervais LLP
Toronto, ON